SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 14, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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      CNOOC Ltd. Announces First Production of SES Gas Project Phase I

(Hong Kong, June 14, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that Phase I of the Southeast Sumatra (SES) Gas Project was successfully commenced. The contractual gas delivery rate of Phase I is 55 million cubic feet per day via four wells.

The gas project is located about 120 kilometers offshore West Java in Indonesia, with an average water depth of 30 meters. The development facilities in Phase I include one processing platform, three sub-sea pipelines and one sub-sea cable. The natural gas produced will mainly be supplied to state utility company PT Perusahaan Listrik Negara (PLN) power plants.

The SES Gas Project consists of two phases, and Phase II is expected to start gas delivery in early 2007.

Mr. Liu Jian, Executive Vice President of the Company, expressed his congratulations: "The successful production commencement of SES gas project indicates that we are able to develop overseas oil and gas fields in a safe and effective manner. We're glad to supply natural gas in Indonesia and contribute to the local economy as a foreign investor. "

CNOOC Ltd. holds 65.5% interest of Southeast Sumatra PSC and acts as the Operator. The PSC partners include Inpex Sumatra Ltd., KNOC Sumatra Ltd., Orchard Energy Sumatra BV, Fortuna Resources (Sunda) Ltd., Talisman UK (Southeast Sumatra) Ltd. and Talisman Resources (Bahamas) Ltd.


                                    - End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

                                *** *** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                *** *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CNOOC Limited


                                                  By: /s/ Victor Zhikai Gao
                                                      ---------------------
                                                      Name: Victor Zhikai Gao
                                                      Title:  Company Secretary



Dated: June 14, 2006